Exhibit 3.1

AMENDMENT

TO THE

SECOND AMENDED AND RESTATED BYLAWS

OF

GABLES RESIDENTIAL TRUST

June 7, 2005

On June 7, 2005, the Board of Trustees of the Gables Residential Trust (the “Company”) amended the Second Amended and Restated Bylaws of the Company by:

1.                                       Amending Article I by adding thereto new Section 1.15 as follows:

“Section 1.15  EXEMPTION FROM CONTROL SHARE ACQUISITION STATUTE.  Notwithstanding any other provision contained in the Company’s Amended and Restated Declaration of Trust, as amended, or these Bylaws, Title 3, Subtitle 7 of the MGCL, or any successor statute, shall not apply to any acquisition by any person of shares of beneficial interest of the Company.  This section may be repealed, in whole or in part, at any time, whether before or after an acquisition of control shares and, upon such repeal, may, to the extent provided by any successor bylaw, apply to any prior or subsequent control share acquisition.”